amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

82-4867

02028733

02 APR -9 AM 9:0

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	10 April 2002
Pages: Including cover page	6.

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

PROCESSED
MAY 14 2002
P THOMSON FINANCIAL

p.p.

Robyn Fry
General Counsel & Company Secretary

dlw 4/30

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

10 April 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.
Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No. 82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No. 82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 10/04/2002

TIME: 15:43:01

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CIR's Letter sent to Amrad Shareholders - General Meeting

FILE No. 82-4867

CIRCADIAN TECHNOLOGIES LIMITED
ABN 32 006 340 567
10 Wallace Avenue, Toorak
Victoria 3142 Australia
P.O. Box 23, Toorak,
Victoria 3142 Australia
Telephone: +61 3 9826 0399
Fax: +61 3 9824 0083

8th April 2002

Dear AMRAD Shareholder,

SHAREHOLDER MEETING

You will have received correspondence dated 3 April 2002 from the Board of AMRAD Corporation Limited ("AMRAD") advising you that Fibre Optics (Aust) Pty Ltd ("Fibre Optics", a wholly owned subsidiary of Circadian Technologies Limited) is seeking the appointment, on behalf of all shareholders, of three new directors to the Board to replace three of your present directors.

Fibre Optics is the largest shareholder of AMRAD with a holding of 19.3%:

- we have taken this action with a view to AMRAD having the best possible chance to realise the value of its research pipeline ***for the benefit of all shareholders***
- we have proposed three ***new directors with exceptional commercial, business and financial experience*** in industry generally and in the pharmaceutical sector
- we believe these directors will bring ***new skills and insights*** to the AMRAD Board.

In their letter, your present directors have advised you that we are seeking to control your company. However, all company directors have a legal obligation to act on behalf of all the shareholders – ***we are not seeking to control AMRAD through our proposed changes to the Board***.

AMRAD was established as a showcase for the biotechnology industry in Victoria, but their commercial achievements so far have been disappointing. In previous years, there have been several failures, including the rotavirus vaccine project and the ill-fated venture into diagnostics with ICT (which led to a $15.9m write-off). Against this background, Fibre Optics together with many other shareholders and the market in general, viewed last year's restructure with considerable optimism.

That market optimism has now evaporated, and in recent weeks, you have seen the value of your investment fall by up to 50% from its mid-February figure. This fall follows the February capital raising (at a substantial discount to the then share price), compounded by a succession of negative announcements from the company in the following weeks including the failure of the emfilermin trial and the withdrawal of two key research partners from the stroke and SOCS projects.

IMPORTANT: We recommend you consult your stock broker

82-4867

In response to these market concerns, several key analysts have now downgraded their recommendations – we believe that significant changes are necessary to restore investor confidence and we believe that ***the new directors have the expertise and experience to address the urgent issues confronting AMRAD today.***

AMRAD will shortly send to you details of our proposal and their response, and will include a proxy form for you to record your voting intentions at the General Meeting to be held on 22 May 2002.

Before completing your proxy form, we strongly recommend that you

consult your stockbroker or financial advisor.

Your vote is important in ensuring the best outcome for all shareholders.

Yours sincerely
Fibre Optics (Aust) Pty Ltd (ACN 006 569 786)

Graeme Kaufman
Director

About Circadian Technologies Limited

Circadian's experience and strong track record in management of science and development of biotechnology are well-recognised. It has provided management, funding and/or assistance in the successful listing of four companies on the Australian Stock Exchange, with the combined market capitalisation of these companies and Circadian itself representing over 15% of the Deloitte Biotech Index (excluding the "big 3" of CSL, Cochlear and ResMed).

The individual companies have achieved significant commercial outcomes in their own right:

- Axon Instruments has achieved significant global market presence, is profitable and cash flow positive
- Optiscan Imaging is marketing and licensing its products globally, and recently signed a $20m development agreement with Pentax including a $13m upfront payment
- Metabolic Pharmaceuticals is in Phase II studies with its obesity drug, and has three other compounds at various stages of development
- Antisense Therapeutics has negotiated a major deal with ISIS Pharmaceuticals, the US company at the cutting edge of this new technology.

The above companies, together with Circadian, globally invest in excess of $35m per annum in research and development.